December 2, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lordstown Motors Corporation

Acceleration Request
Amendment No. 1 to Registration Statement on Form S-1
Filed December 1, 2020
File No. 333-250045

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lordstown Motors Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM EST on December 4, 2020, or as soon thereafter as is practicable.

Please contact Janet Spreen of Baker & Hostetler LLP at (216) 861-7564 or jspreen@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Lordstown Motors Corporation

By:	/s/ Thomas V. Canepa
Thomas V. Canepa
General Counsel and Corporate Secretary